Exhibit 99.1

Cian PLC Announces First Quarter 2023 Financial Results

Larnaca, Cyprus, May 19, 2023 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Key Financial and Operational Highlights1

•	Revenue increased by 39% Y-o-Y to RUB 2,402 million ($31.2 million).
•	Profit for the period amounted to RUB 211 million ($2.7 million).
•	Adjusted EBITDA[2] increased by 530% Y-o-Y and reached RUB 353 million ($4.6 million).
•	Adjusted EBITDA Margin[2] increased by 11.5 pp Y-o-Y to 14.7%.
•	Core Business revenue increased by 42% Y-o-Y to RUB 2,298 million ($29.8 million).

Dmitriy Grigoriev, Chief Executive Officer of Cian PLC, commented: “Our business continues to show steady revenue growth backed by positive signals of a gradual demand recovery. Among other things, it sets the backdrop to allow our business to continue growing at a good pace. We believe it is crucial to leverage part of this growth to support our market positions in our key regions.“

NYSE delisting notification

On March 15, 2023, the Company received a written notice from the staff of the New York Stock Exchange Regulation notifying the Company that it has determined to delist the Company’s American depositary shares (ADSs) from the NYSE. The Company utilized its right to a review of the determination and, accordingly, filed an appeal to this decision. The appeal process is currently ongoing.

Neither the notice of delisting nor the appeal has any effect upon the suspension of the ADSs from trading on the NYSE which has been in effect since February 28, 2022, though it is expected that a delisting of the Company’s ADSs will be stayed pending the conclusion of the appeal process. The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

2 Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

First Quarter 2023 Results

Factors affecting year-over-year trends and comparisons

We believe that trends in the real estate market in the first quarter of 2023 were particularly characterized by the following events: (i) more stable demand in the first quarter of 2023 compared to respective period of the last year and the normalized key interest rate (from 20.0% in late February 2022 to 7.5% since mid-September 2022 and onwards); and (ii) in December 2022, the subsidized government mortgage was prolonged until July 2024. However, the interest rate for mortgages in this program increased from 7% to 8%. At the same time, the requirements of the government subsidized program for families were eased (the interest rate in this program is 6%). These changes put additional pressure on the mortgage market and led to crossflow of demand between subsidized programs.

Revenue

Revenue for the three months ended March 31, 2023 amounted to RUB 2,402 million compared to RUB 1,726 million for the three months ended March 31, 2022, an increase of RUB 676 million, or 39%. The revenue increase was mostly driven by growth in the Core Business segment.

The following table outlines a breakdown of revenue by segment and type for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	March 31, 2022	March 31, 2023	March 31, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1,726	2,402	31.2	39%
Core Business	1,622	2,298	29.8	42%
Mortgage Marketplace	69	86	1.1	25%
Other Segments Revenue	35	18	0.2	(49)%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

Core Business segment revenue

Core Business revenue reached RUB 2,298 million for the three months ended March 31, 2023, an increase of 42% from RUB 1,622 million for the three months ended March 31, 2022. Core Business revenue growth was driven by strong performance across all key revenue streams – listing revenue, lead generation, and display advertising revenue.

Mortgage Marketplace segment revenue

Mortgage Marketplace revenue amounted to RUB 86 million for the three months ended March 31, 2023 compared to RUB 69 million for the same period of the prior year, corresponding to an increase of RUB 17 million or 25%.

Operating expenses

Total operating expenses increased by 19% to RUB 2,270 million in the three months ended March 31, 2023 compared with RUB 1,913 million in the three months ended March 31, 2022, primarily driven by higher marketing and employee-related expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated (in millions of RUB and USD):

	Three months ended (unaudited)
	March 31, 2022	March 31, 2023	March 31, 2023	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	1,913	2,270	29.4	19%
Marketing expenses	691	844	10.9	22%
Employee-related expenses	884	1,058	13.7	20%
IT expenses	136	165	2.1	21%
Depreciation and amortization	68	60	0.8	(12)%
Other operating expenses	134	143	1.9	7%

 1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

Profit for the period

Profit for the three months ended March 31, 2023 was RUB 211 million compared to a profit of RUB 44 million for the three months ended March 31, 2022. The change for the period was driven primarily by the same factors as affecting our Adjusted EBITDA described below as well as a foreign currency exchange gain of RUB 121 million related to our USD-denominated cash balances and tax expense of RUB 95 million in contrast to RUB 29 million tax benefit in the first quarter 2022.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended March 31, 2023 reached RUB 353 million compared to RUB 56 million for the three months ended March 31, 2022. The increase in Adjusted EBITDA was primarily driven by the revenue growth outpacing the growth of operating expenses.

Adjusted EBITDA Margin increased by 11.5 pp to 14.7% for the three months ended March 31, 2023.

First Quarter 2023 Financial Results Conference Call

Considering the existing uncertainty and market volatility, the Company will not be conducting its first quarter 2023 conference call. Investors, analysts, and media are welcome to send their inquiries to the Company using the contact details provided in this release.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top eleven most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for March 2023). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the first quarter of 2023, the Company had over 1.9 million listings available through its platform and monthly audience with an average UMV of 19 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2023 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	March 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Revenue	1,726	2,402	31.2

Operating expenses:
Marketing expenses	(691)	(844)	(10.9)
Employee-related expenses	(884)	(1,058)	(13.7)
IT expenses	(136)	(165)	(2.1)
Depreciation and amortization	(68)	(60)	(0.8)
Other operating expenses	(134)	(143)	(1.9)
Total operating expenses	(1,913)	(2,270)	(29.4)

Operating profit / (loss)	(187)	132	1.7
Finance costs	(4)	(6)	(0.1)
Finance income	12	47	0.6
Foreign currency exchange gain, net	185	121	1.6
Other income	9	12	0.2
Profit before income tax	15	306	4.0
Income tax (expense) / benefit	29	(95)	(1.2)
Profit for the year	44	211	2.7
Total comprehensive income for the year	44	211	2.7

Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	0.63	3.02	0.039
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	0.62	2.90	0.038

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Assets
Non-current assets
Property and equipment	68	68	0.9
Right-of-use assets	74	62	0.8
Goodwill	785	785	10.2
Intangible assets	1,077	1,054	13.7
Deferred tax assets	137	119	1.5
Other non-current assets	8	7	0.1
Total non-current assets	2,149	2,095	27.2

Current assets
Inventories	30	29	0.4
Advances paid and prepaid expenses	99	103	1.3
Trade and other receivables	414	492	6.4
Prepaid income tax	3	7	0.1
Cash and cash equivalents	4,110	4,693	60.9
Other current assets	169	172	2.2
Total current assets	4,825	5,496	71.3
Total assets	6,974	7,591	98.5

Equity and liabilities
Equity
Share capital	2	2	0.0
Share premium	7,702	7,702	99.9
Equity-settled employee benefits reserves	648	809	10.5
Accumulated loss	(3,343)	(3,132)	(40.6)
Total equity	5,009	5,381	69.8

Liabilities
Non-current liabilities
Lease liabilities	28	17	0.2
Deferred tax liabilities	127	124	1.6
Deferred income	108	101	1.3
Total non-current liabilities	263	242	3.1

Current liabilities
Contract liabilities	554	574	7.4
Trade and other payables	642	921	11.9
Income tax payable	66	20	0.3
Other taxes payable	366	380	4.9
Lease liabilities	41	40	0.5
Deferred income	33	33	0.4
Total current liabilities	1,702	1,968	25.5
Total liabilities	1,965	2,210	28.7
Total equity and liabilities	6,974	7,591	98.5

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Three months ended (unaudited)
	March 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD(1)
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Profit before income tax	15	306	4.0
Adjusted for:
Depreciation and amortization	68	60	0.8
Employee share-based payment expense	175	161	2.1
Finance income	(12)	(47)	(0.6)
Finance costs	4	6	0.1
Foreign currency exchange gain, net	(185)	(121)	(1.6)
Reversal of expected credit losses	(7)	—	—
Working capital changes:
Decrease / (increase) in trade and other receivables	57	(78)	(1.0)
Increase in advances paid and prepaid expenses	(54)	(3)	(0.0)
Decrease / (increase) in other assets	100	(2)	(0.0)
(Decrease) / increase in trade and other payables	(124)	279	3.6
(Decrease) / increase in contract liabilities and deferred income	(47)	8	0.1
Increase in other liabilities	16	15	0.2
Cash generated from operating activities	6	584	7.6
Income tax paid	(61)	(131)	(1.7)
Interest received	12	47	0.6
Interest paid	(2)	(1)	(0.0)
Net cash generated from / (used in) operating activities	(45)	499	6.5

Cash flows from investing activities
Purchase of property and equipment	(15)	(7)	(0.1)
Purchase of intangible assets	(19)	(26)	(0.3)
Net cash used in investing activities	(34)	(33)	(0.4)

Cash flows from financing activities
Payment of principal portion of lease liabilities	(11)	(11)	(0.1)
Net cash used in financing activities	(11)	(11)	(0.1)

Net increase / (decrease) in cash and cash equivalents	(90)	455	5.9
Cash and cash equivalents at the beginning of the period	2,419	4,110	53.3
Effect of exchange rate changes on cash and cash equivalents	242	128	1.7
Reversal of allowance for expected credit losses	7	—	—
Cash and cash equivalents at the end of the period	2,578	4,693	60.9

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions and Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect foreign currency exchange loss (gain), which reduces (increases) cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from Profit for the period, the most directly comparable IFRS financial measure (in millions of RUB and USD)

	Three months ended (unaudited)
	March 31, 2022	March 31, 2023	March 31, 2023
	RUB	RUB	USD(1)
Profit for the period	44	211	2.7
Income tax expense / (benefit)	(29)	95	1.2
Profit before income tax	15	306	4.0
Depreciation and amortization	68	60	0.8
Finance income, net(2)	(8)	(41)	(0.5)
Foreign currency exchange gain, net	(185)	(121)	(1.6)
Share-based payments	175	161	2.1
Income from the depositary	(9)	(12)	(0.2)
Adjusted EBITDA(3)	56	353	4.6
Adjusted EBITDA Margin(4)	3.2%	14.7%	14.7%

1 U.S. Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of March 31, 2023 (RUB 77.0863 to USD 1.00)

2 Comprises finance costs and finance income for the respective periods

3 Defined as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program consisting of restricted share units, and income from the depository

4 Defined as Adjusted EBITDA divided by revenue for the respective periods